

Mail Stop 3720

July 31, 2007

Via U.S. Mail and Fax (703) 707-2472
Neil L. Hazard
Chief Financial Officer
Motient Corporation
12010 Sunset Hills Road
Suite 600
Reston, VA 20190

>   **RE: Motient Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2006**
>   **Filed March 30, 2007**
>
>   **Form 10-Q for the quarter ended March 31, 2007**
>   **File No. 0-23044**

Dear Mr. Hazard:

       We have reviewed your supplemental response letter dated June 26, 2007 as well as your filing and have the following comments. As noted in our comment letter dated June 14, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Annual Report filed on form 10-K for the year ended December 31, 2006

Consolidated Statements of Operations, page F-3

Significant Accounting Policies

Investment in Skyterra, page F-14

1. Refer to your responses to comments 1 and 3. We note your application of SFAS 140 to the exchange of some of your ownership interest in MSV for non-voting common shares in Skyterra. In this regard, tell us how you considered the guidance in SFAS 153 – Exchanges of non-monetary assets, an amendment of APBO 29, in your conclusion that SFAS 140 was the appropriate guidance to follow in accounting for the MSV exchanges.

2. Refer to your responses to comments 1 and 3 and the valuation of your investment in Skyterra.

   a. Notwithstanding that the non-voting common stock is convertible into voting common stock after you distribute it to your shareholders, it does not appear to us that, **at the time of the transaction or exchange,** the non-voting common stock of Skyterra had a readily determinable fair value. Therefore, it appears that you should account for your investment in Skyterra non-voting common stock at cost under APBO 18. Tell us how you considered this guidance.

   b. Further, since you are distributing the non-voting common stock of Skyterra to your shareholders, it appears that this transaction is in substance a spin off of your MSV interests to your shareholders. Tell us why such a transaction should not be accounted for at historical cost.

3. We note that in a Form 8-K filed on May 9, 2006 Motient and Skyterra announced the execution of definitive agreements to consolidate the ownership and control of MSV and its corporate general partner under Skyterra and to consolidate the ownership and control of TerreStar under Motient. We note that the main intention of the parties involved in this transaction was to create two separate, **widely held** public companies (Skyterra as the parent of MSV and Motient as the parent of TerreStar) and to avoid unintended concentrations of voting interests. In view of the intention of the entities, tell us whether any consideration was given to looking at the exchanges of MSV interests and TerraStar interests as one transaction (i.e, exchange of shares; exchange of similar assets). If this was done, please provide your analysis.

4. We are continuing to evaluate your responses to comments 6 and 7.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director